Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-145845 November 18, 2009

Barclays ETN + Leveraged ETNs Launch Email

Subject: Barclays Launches New Long and Short Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM

Barclays recently launched five new Barclays ETN + notes (the “Securities”), which offer exposure to leveraged returns linked to the performance or inverse performance of the S&P 500® Total Return IndexSM . The Securities are unlike many common leveraged ETFs and ETNs, which track a fixed multiple of the daily performance of an underlying index. Rather, the Barclays ETN+ notes are designed to deliver a fixed multiple1 of index performance over the term of the Securities, less certain costs and fees.2

Certain Features

•	Stop-Loss Feature: If the value of the note becomes $10.00 or less, the stop-loss feature is triggered.

•	No daily resets and no path dependence: the notes are designed to deliver a return based on the performance of the index since inception—not daily—assuming the stop-loss feature is not triggered.

•	Redeemable daily at applicable closing indicative note value: Barclays ETN+ notes are redeemable daily.[3]

The Barclays ETN+ notes are designed to provide access to the returns of either ‘long’ or ‘short’ leveraged positions in the S&P 500® Total Return Index, with transferability and a relatively transparent structure. There are two ‘long’ notes and three ‘short’ notes, each with a different ratio between the purchase price of the securities and the value of the underlying equity exposure.

•	Long B Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM

•	Long C Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM

•	Short B Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM

•	Short C Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM

•	Short D Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM

The prospectus for each of the Barclays ETN +notes can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.barx-is.com.

Fact Sheets for each of the five Barclays ETN+ notes are attached, and they can also be found on the product website at www.barx-is.com.

[1]	Such fixed multiple may be different for investors who purchase the Securities after the issue date. See the relevant prospectus for more information.
[2]

Barclays ETN + notes do not charge a fixed fee on the value of each Security; instead they charge an annualized fee based on notional cash amounts underlying each Security. See the relevant prospectus for more information.

[3]

Investors may redeem at least 25,000 units of any particular series of the Barclays ETN + notes on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedure described in the relevant prospectus.

Disclaimer

An investment in Barclays ETN+ notes involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus supplement and pricing supplement.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital, Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Barclays ETN+ notes (the “Securities”) are unsecured debt obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in the Index or in the Index components. The accrued financing charges or accrued fees, as the case may be, will reduce the amount of your return at maturity or upon optional redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon optional redemption of your Securities even if the value of the Index has increased, in the case of Barclays ETN+ long notes, or decreased, in the case of Barclays ETN+ short notes. A Barclays ETN+ note may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable pricing supplement. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

“Standard & Poor’s®”, “S&P® ”, “S&P 500®”, “500” and “S&P 500® Total Return IndexSM” are trademarks and service marks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the securities.

© 2009, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE